January 7, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: GreeneStone Healthcare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 1, 2013

File No. 000-15078

Dear Mr. Rosenberg:

By letter dated December 27, 2013, the staff (the “Staff” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided GreeneStone Healthcare Corporation, a Colorado corporation (the “Company”), with a comment related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, originally filed with the Commission on April 1, 2013 (the “Form 10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comment is listed below, followed by the Company’s response.

Report of Independent Registered Public Accounting Firm, page F-2

1.       Please amend your filing to include an audit report that covers your balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. Refer to Rule 8-02 of Regulation S-X.

RESPONSE: We have amended the Form 10-K to include a revised audit report in accordance with Rule 8-02 of Regulation S-X.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Shawn E. Leon

Shawn E. Leon

Chief Executive Officer

GreeneStone Healthcare Corporation